Lee Shavel

Chief Financial Officer and Executive

Vice President, Corporate Strategy

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, NY 10006

June 4, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon
Branch Chief

Re:	The NASDAQ OMX Group, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 24, 2012

File No. 0-32651

Dear Mr. Gordon:

On behalf of The NASDAQ OMX Group, Inc. (the “Company,” “we” and “our”), set forth below is the response to the comment letter dated May 22, 2012 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). To assist your review, we have included the text of the Staff’s comments below in italics.

Notes to Consolidated Financial Statements

Goodwill, page F-20

1.	Please provide us with the results of your qualitative assessments and quantitative goodwill impairment tests for 2011. In your response, please tell us how you determined your reporting units.

Determination of Reporting Units

As defined in ASC 350, a reporting unit is an operating segment or one level below an operating segment, known as a component of an operating segment. Therefore, prior to determining our reporting units, we first determined our operating segments, including the components of those operating segments in accordance with ASC 280. In applying this guidance, we concluded that we operate in three business segments: Market Services, Issuer Services and Market Technology. We considered the guidance in ASC 350, which states that a component of an operating segment is a reporting unit if the components of the operating segment individually constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, we determined that the components within our identified operating segments have similar economic characteristics as described in ASC 350 and ASC 280. As such, these components have been aggregated into a single reporting unit that is consistent with each operating segment.

Results of Our Qualitative Assessments and Quantitative Goodwill Impairment Tests for 2011

In conducting our 2011 annual impairment test for goodwill, we followed the guidance in ASC 350 and ASU 2011-08, which allows companies to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the annual two-step quantitative impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test is performed for the appropriate reporting units. Otherwise, we conclude that no impairment is indicated and the two-step quantitative test is not performed. At the time of our 2011 annual impairment test, our goodwill balance was $5.1 billion, $4.6 billion was attributable to our Market Services segment, $0.3 billion was attributable to our Issuer Services segment and $0.2 billion was attributed to our Market Technology segment.

As our starting point, we considered the results of our 2010 quantitative impairment test, which indicated that the fair value of each reporting unit was in excess of its carrying amount. We also considered future financial projections, current market conditions, and any changes in the carrying amount of the reporting units.

We utilized the qualitative screen for Issuer Services and Market Technology, as the excess of their respective fair values over their carrying amounts were significant. In conducting the qualitative assessment for these two reporting units, we evaluated future financial projections by management to determine if there were any changes in the key inputs used to determine the fair values of each reporting unit. We also considered the qualitative factors in ASC 350, as well as other relevant events and circumstances.

Based on the results of the qualitative assessment for each reporting unit, we concluded based on a preponderance of positive indicators and the weight of such indicators that the fair values of our Issuer Services and Market Technology reporting units are more likely than not greater than their respective carrying amounts and as a result, quantitative analyses would not be needed. Therefore, no further testing of goodwill for impairment was performed for these reporting units.

For our Market Services reporting unit, we noted unfavorable domestic and international economic trends, particularly trading volumes, which are driven by overall macroeconomic conditions. In addition, the results of our 2010 quantitative impairment test indicated that the excess of fair value over the carrying amount for this reporting unit was not significant. As such, we did not perform a qualitative assessment of goodwill for our Market Services reporting unit and proceeded directly to performing the first step of the two-step quantitative goodwill impairment test.

The fair value of our Market Services reporting unit was determined using a combination of two valuation methods, a market approach and an income approach with each method given equal weight in determining the fair value. Based on this approach, we determined that the fair value of our Market Services reporting unit exceeded its carrying amount. Therefore, no further testing of goodwill for impairment was performed for this reporting unit.

* * *

As requested by the Staff, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8730.

Sincerely,

/s/ Lee Shavel
Lee Shavel
Chief Financial Officer and Executive Vice President, Corporate Strategy